UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 20, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Revisions of Forecast of Non-Consolidated Earnings for the Fiscal Year Ending March 31, 2007

(Under Japanese GAAP)

Tokyo, November 20, 2006 — Mitsubishi UFJ Financial Group, Inc. (MUFG) today announced that it has revised its forecast of non-consolidated earnings for the fiscal year ending March 31, 2007. These revisions were mainly due to, among other things, increases in dividends received from its subsidiaries.

Forecasted non-consolidated earnings for the fiscal year ending March 31, 2007 under Japanese GAAP

(in billions of Japanese yen, except percentages)

	As previously announced*	As revised	Increase
Operating profit	175.0	510.0	+335.0	+191.4%
Ordinary profit	145.0	480.0	+335.0	+231.0%
Net income	145.0	480.0	+335.0	+231.0%

*	Announced on May 22, 2006

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Financial Planning Division

Tel: 81-3-3240-2911

The foregoing forward-looking statements and other information relating to MUFG (such statements and information are hereafter referred to as the “Forward-Looking Statements”) are not historical facts and include, reflect or are otherwise based upon, among other things, MUFG’s current projections, views, policies, business strategies, targets, expectations, assumptions and evaluations with respect to general economic conditions, the result of operations, financial conditions, its management in general and other future events.

Some Forward-Looking Statements represent targets that MUFG’s management will strive to achieve through the successful implementation of MUFG’s business strategies. Accordingly, they are inherently susceptible to uncertainties, risks and changes in circumstances and are not guarantees of future performances. MUFG may not be successful in implementing its business strategy, and actual results may differ materially, for a wide range of possible reasons.

For information on the major factors that could cause these differences, please see MUFG’s latest annual report or other disclosures publicly available.

In light of the many risks, uncertainties and possible changes, you are advised not to put undue reliance on the Forward-Looking Statements. MUFG is under no obligation – and expressly disclaim any obligation – to update or alter the Forward-Looking Statements, except as may be required by any applicable laws and regulations or stock exchange rules.